

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

Paul M. Galvin
Chairman and Chief Executive Officer
SG Blocks, Inc.
195 Montague Street, 14th Floor
Brooklyn, NY 11201

      Re: SG Blocks, Inc.
          Registration Statement on Form S-3
          Filed August 10, 2018
          File No. 333-226787

Dear Mr. Galvin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing and
      Construction